N E W S   R E L E A S E

TALISMAN ENERGY ANNOUNCES AGREEMENTS TO SELL
 NON-CORE CANADIAN ASSETS FOR $1.9 BILLION

CALGARY, Alberta – April 7, 2010 – Talisman Energy Inc. has agreed to sell a number of non-core assets in Canada with total proceeds of approximately C$1.9 billion, through five separate transactions.

“We are very pleased with the outcome of the sales process that we announced in January,” said John A. Manzoni, President and Chief Executive Officer.  “Although these are excellent assets with a great future, they can’t effectively compete for capital within our emerging strategic asset mix.   These sales are value accretive and will help us focus on, finance and build our growing, low-cost North American shale gas business.”

These transactions include approximately one million net acres of land in the greater Peace River Arch, central Alberta Foothills and greater Hinton areas in Alberta, as well as the company’s Ontario properties.  The assets are currently producing 42,500 boe/d (approximately 90% natural gas), with net proved reserves of 120 mmboe.  The sale equates to approximately $44,000/boe/d and $16/boe of proved reserves and seven times cash flow.

These transactions are expected to be finalized by the end of the second quarter of 2010, subject to normal regulatory approvals.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at HTUwww.talisman-energy.comUTH.

For further information, please contact:

Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:

David Mann, Vice President, Corporate                                                                   Christopher J. LeGallais
& Investor Communications                                                                                     Vice President, Investor Relations
Phone:                      403-237-1196 Fax:  403-237-1210                                              Phone:                      403-237-1957 Fax: 403-237-1210
E-mail:                      tlm@talisman-energy.com                                                          Email:                      HTUtlm@talisman-energy.comUT

05-10

Forward-Looking Information
This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: planned sales of assets; business strategy and plans; expected timing of completion of the asset sales and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.  The completion of any contemplated disposition is contingent on various factors, including market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such dispositions.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this press release.  The material risk factors include, but are not limited to uncertainties as to the availability and cost of financing and changes in capital markets, the possibility that government policies or laws may change or governmental approvals may be delayed or withheld and the abilities of the parties to complete the transactions generally.  The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).  Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Reserves Information
Talisman's disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide certain disclosure in accordance with US disclosure requirements. The primary differences between the US disclosure requirements and the Canadian disclosure standards under National Instrument 51-101 ("NI 51-101") are disclosed in the Company’s most recent Annual Information Form. The information provided by Talisman in this news release may differ from the corresponding information prepared in accordance with NI 51-101 standards.  Net proved reserves as stated in the release refer to Talisman’s net share before royalty interest.

Gross Production
In this news release, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Boe Conversion
Throughout this news release, barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Canadian Dollars
Dollar amounts are presented in Canadian dollars, except where otherwise indicated.